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                                                                      Exhibit 12
                              HECLA MINING COMPANY

                     FIXED CHARGE COVERAGE RATIO CALCULATION

                 For the six months ended June 30, 1997 and 1996
                          (In thousands, except ratios)


                                         Six Months     Six Months
                                            1997           1996
                                        ------------   ------------

Net income before income taxes           $  4,333        $  4,299

Add:  Fixed Charges                         6,630           5,648
Less:  Capitalized Interest                  (477)         (1,043)
                                         --------        --------
Net income before income taxes           $ 10,486        $  8,904
                                         ========        ========

Fixed charges:
  Preferred stock dividends              $  4,025        $  4,025
  Income tax effect on preferred
    stock dividends                           857             - -
  Interest portion of rentals                 328             274
  Interest expense                          1,420           1,349
                                         --------        --------

Total fixed charges                      $  6,630        $  5,648
                                         ========        ========

Fixed Charge Ratio                            1.6             1.6

Write-downs and other noncash charges:
  DD&A(a) (mining activity)              $  9,403        $  9,882
  DD&A(a) (corporate)                         157             174
  Provision for closed operations
    and environmental matters                 148          (2,801)
                                         --------        --------

                                         $  9,708        $  7,255
                                         ========        ========



(a) "DD&A" is an abbreviation for "depreciation, depletion and amortization."